EXHIBIT 3

POWER OF ATTORNEY

The undersigned hereby appoints Anthony L. Mandekic as attorney-in-fact of the undersigned for the purpose of executing any and all filings by the undersigned under the Securities Exchange Act of 1934, as amended (including Forms 3 and 4 and Schedules 13D and TO), with respect to the securities of Delta Petroleum Corporation. This limited power of attorney shall remain in effect until revoked in writing.

Dated: February 13, 2008

/s/ KIRK KERKORIAN
Kirk Kerkorian